FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Q2-2008
Second Quarter Report
June 30, 2008
(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

1 / 23

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian dollars)

	June 30	December 31
	2008	2007
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,846	$5,234
Accounts receivable	2,204	1,277
Inventories	5,334	5,317
Prepaid expenses and deposits	286	224
	10,670	12,052

Long-term Assets
Capital assets	272	387
Other assets	467	512

	$11,409	$12,951

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,399	$2,325
Current portion of tenure allowance payable	65	54
Convertible debenture	2,615	–
	5,079	2,379
Long-term liabilities
Tenure allowance	950	940
	6,029	3,319

Shareholders’ equity
Share capital (Note (7(b))	2,567	101,027
Contributed surplus (Note 7(c))	10,309	9,875
Deficit	(7,496)	(101,270)
	5,380	9,632

	$11,409	$12,951
See accompanying notes to the consolidated financial statements.

Approved on Behalf of the Board:

“Nitin Kaushal”	“ ”
Director – Nitin Kaushal	Director –

2 / 23

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

REVENUES
Sales	$2,691	$2,079	$4,720	$3,987
Licensing	–	29	–	57
Phytosterol revenues	2,691	2,108	4,720	4,044
Interest and other	44	124	95	301
	2,735	2,232	4,815	4,345
EXPENSES
Cost of sales	2,167	2,012	3,744	3,614
General and administrative	1,702	1,458	2,951	2,640
Nutraceutical research, development and support	544	620	817	1,054
Marketing, sales and product development	583	532	941	891
Foreign exchange loss (gain)	64	864	(254)	967
Depreciation and amortization	19	51	49	100
	5,079	5,537	8,248	9,266
Loss from continuing operations for the period before taxes	(2,344)	(3,305)	(3,433)	(4,921)

Provision for (recovery of) income taxes	3	(178)	11	(218)
Net loss from continuing operations for the period	(2,347)	(3,127)	(3,444)	(4,703)

Loss from discontinued operations (Note 12)	(683)	(260)	(1,242)	(1,026)

Net loss and comprehensive loss for the period	$(3,030)	$(3,387)	$(4,686)	$(5,729)

Deficit, beginning of period	(4,466)	(91,929)	(101,270)	(89,587)
Reduction of deficit and stated share capital
(Note 3)	–	–	98,460	–
Deficit, end of period	$(7,496)	$(95,316)	$(7,496)	$(95,316)

Weighted average number of common shares outstanding (‘000’s)	4,801	4,800	4,801	4,800

Basic and diluted loss per share from continuing operations	$(0.49)	$(0.65)	$(0.72)	$(0.98)

Basic and diluted loss per share from discontinued operations	$(0.14)	$(0.06)	$(0.26)	$(0.21)

Basic and diluted loss per share	$(0.63)	$(0.71)	$(0.98)	$(1.19)
See accompanying notes to the consolidated financial statements.

3 / 23

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

OPERATIONS
Net loss for the period	$(3,030)	$(3,387)	$(4,686)	$(5,729)
Adjustments for:
Depreciation and amortization	25	56	60	108
Loss on write down of capital assets	65	–	65	–
Loss on disposal of capital assets	2	–	2	–
Accretion of interest	54	–	54	–
Amortization of deferred license revenues	-	(29)	-	(57)
Stock-based compensation expense	10	818	35	928
	(2,874)	(2,542)	(4,470)	(4,750)
Net change in non-cash operating items (Note 11)	(441)	(37)	(874)	(2,147)
Net cash used in operations	(3,315)	(2,579)	(5,344)	(6,897)

INVESTMENTS
Acquisition of capital assets	(5)	(27)	(7)	(51)
Proceeds on disposal of capital assets	3	–	3	–
	(2)	(27)	(4)	(51)
FINANCING
Issuance of common shares	–	7	–	7
Debenture	2,960	–	2,960	–
	2,960	7	2,960	7

Decrease in cash and cash equivalents	(357)	(2,599)	(2,388)	(6,941)
Cash and cash equivalents, beginning of period	3,203	10,945	5,234	15,287
Cash and cash equivalents, end of period	$2,846	$8,346	$2,846	$8,346

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Supplementary cash flow information:
Interest paid - continuing operations	$0	$1	$0	$2

Non-cash financing activities:
Transfer from contributed surplus for options exercised	–	26	–	26
See accompanying notes to the consolidated financial statements.

4 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

1)	BASIS OF PRESENTATION:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented for the year ended December 31, 2007 filed on SEDAR at www.sedar.com.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations, comprehensive loss and consolidated cash flows at June 30, 2008, and for all periods presented, have been made. The results of operations for the six months ended June 30, 2008, are not necessarily indicative of the results for the full year ending December 31, 2008.

These unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

Plan of Arrangement
On February 14, 2008 at a Special General Meeting, the Company’s securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of a corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". Subsequent to the Arrangement, Old Forbes changed its name from "Forbes Medi-Tech Operations Inc." to "3887685 Canada Inc."

These consolidated financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in Old Forbes. These consolidated financial statements reflect the pre-reorganization historical results of Old Forbes with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable; which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

5 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

1)	BASIS OF PRESENTATION (continued):

Basis of consolidation
These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”). The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

2)	SIGNIFICANT ACCOUNTING POLICIES:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2007, except for the following new accounting standards:

Adoption of new Accounting Standards:

Effective on January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures (Section 1535), Section 3031, Inventories (Section 3031), Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

i)

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the Company has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non- compliance. Disclosure requirements pertaining to Section 1535 are contained in note 8.

ii)

Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. The measurement changes include the allocation of overhead based on normal capacity, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This accounting standard was applied retrospectively; however, there was no material impact on prior period financial statements requiring restatement by adopting the new standard. The additional disclosure requirements are contained in note 4.

iii)

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages these risks. Disclosure requirements pertaining to Section 3862 are contained in note 9. Adoption of Section 3863 had no impact on the Company’s financial instrument related presentation disclosure.

6 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

3)	REDUCTION OF STATED SHARE CAPITAL AND ACCUMULATED DEFICIT:

As a condition of implementing the Arrangement (Note 1), Old Forbes reduced its stated Share Capital and Accumulated Deficit by the amount of $98,460 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated Share Capital (as amended).

4)	INVENTORIES:

	June 30	Dec 31
	2008	2007

Raw materials	$3,521	$1,949
Finished goods	2,292	3,818
	$5,813	$5,767
Valuation allowances	(479)	(450)

	$5,334	$5,317

During the six months ended June 30, 2008, changes in raw materials and finished goods recognized as cost of sales amounted to $3,862 (June 30, 2007, - $3,144). During the six months ended June 30, 2008, valuation allowances to write down inventories to net realizable value amounted to $29 (June 30, 2007 - $470). During the six months ended June 30, 2008 the reversal of valuation allowances on inventories amounted to $nil (June 30, 2007 - $nil). Write-downs and reversals are included in cost of sales.

5)	CONVERTIBLE DEBENTURE FINANCING:

As announced on March 20, 2008, the Company entered into an agreement with a private investor (the "Investor") to reorganize a subsidiary company, 3887685 Canada Inc. (formerly known as Forbes Medi-Tech Operations Inc. (“Old Forbes")). As announced on May 12, 2008, the agreement was completed when the Investor made an investment of $2,960 into a convertible debenture of Old Forbes. All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture were transferred to Forbes Medi-Tech Inc, the parent Company, which will continue to carry on the business previously carried on by Old Forbes. The convertible debenture was issued May 9, 2008, and is convertible or callable for one year to May 9, 2009. The convertible debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of completion of the transaction. The Company and the Investor will continue to source and pursue opportunities to maximize the value of their respective interests in Old Forbes.

7 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

5)	CONVERTIBLE DEBENTURE FINANCING (continued):

Additionally, subject to certain conditions, the Investor has agreed that the Company will receive a minimum of $800 from these other opportunities within one year of closing of the transaction.

For accounting purposes, this convertible debenture is considered to have both a debt and equity component. The equity component of $399 is recorded in contributed surplus and relates to the fair value of the call option and to the embedded conversion feature. The fair value of the liability component was calculated as the present value of the debenture’s issue price discounted at the Company’s estimated incremental borrowing rate of 15% for the expected life of the debenture. The fair value of the equity component was calculated as the issue price of the debenture less the fair value of the liability component. The carrying value of the liability portion is being accreted to its conversion value of $2,960, over a period from the date of issuance to its maturity date on May 9, 2009, or until conversion of the convertible debenture into common shares of Old Forbes. Interest accretion of $54 is charged to the statement of operations as interest expense. The transactions costs associated with the convertible debenture have been expensed as incurred in the period ended June 30, 2008.

6)	JOINT VENTURE:

Condensed balance sheets, statement of operations and cash flow reflecting the Company’s proportionate interests in the operations of Forbes-Fayrefield:

	June 30	Dec 31
Balance Sheet	2008	2007
Assets
Current assets	$300	$261
Office equipment	5	6

	$305	$267
Liabilities
Accounts payable, overdraft and accrued liabilities	$159	$150

Equity	$146	$117

Earnings	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Revenue	$230	$293	$489	$648
Cost of sales	210	257	448	575
Expenses	11	18	27	36
Loss/(gain) on foreign exchange	2	2	(15)	5
Net earnings	$7	$16	$29	$32

8 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

6)	JOINT VENTURE (continued):

Cash Flow	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Operating activities representing (decreases)/ increases in cash flow	$(8)	$(1)	$30	$(5)

7)	SHARE CAPITAL:

As explained in note 1, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable and the basic and diluted loss per share amounts have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

(a) Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and unlimited number of preferred shares with no par value.

(b) Common shares issued and allotted:

			Contributed
	Share Capital		Surplus
	Number of
	Common
	Shares	Amount	Amount

Balance, December 31, 2007	4,801,491	$101,027	$8,002

Reduction of stated share capital (Note 3)	–	(98,460)
Employee stock-based compensation expense	–	–	25

Balance, March 31, 2008	4,801,491	$2,567	$8,027

Employee stock-based compensation expense	–	–	10

Balance, June 30, 2008	4,801,491	$2,567	$8,037

9 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

7)	SHARE CAPITAL (continued):

c) Contributed surplus comprises:

	June 30	December 31
	2008	2007

Surplus relating to stock compensation, warrants and options associated with common shares (Note 7 (b))	$8,037	$8,002
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,873	1,873
Surplus relating to call option associated with the Convertible debenture (Note 5)	399	–

Total contributed surplus	$10,309	$9,875

(d)	Stock options and stock option plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At June 30, 2008, the Company could grant options for up to 480,149 common shares.

The aggregate intrinsic values of all vested stock options outstanding at June 30, 2008 was $nil. The total fair value of stock options that vested during the three months ended June 30, 2008 was $8. The total fair value of stock options that vested during the six months ended June 30, 2008 was $58. The weighted average grant-date “fair values” of stock options granted during the three and six months ended June 30, 2008 was $nil. The total intrinsic values of the stock options exercised during the three and six months ended June 30, 2008 was $nil. No options were exercised in the three and six months ended June 30, 2008.

Stock options outstanding as at June 30, 2008:

	Options outstanding			Options exercisable
	Number			Number
	outstanding at	Weighted	Weighted	exercisable at	Weighted
Range of	June 30,	average remaining	average	June 30,	average
Exercise prices	2008	contractual life	exercise price	2008	exercise price

$4.24 - $7.68	7,900	3.75	$6.54	7,700	$6.55
$8.00	271,274	3.72	$8.00	251,031	$8.00

	279,174	3.72	$7.96	258,731	$7.96

10 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

7)	SHARE CAPITAL (continued):

(d) Stock options and stock option plan (continued):

A summary of the non-vested stock options as at and changes for the three months ended June 30, 2008 are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Shares	price	expiration	value	Shares	fair value
Outstanding, beginning of year	367,686	$7.93	4.18		50,349	$3.28
Forfeited	(88,512)	7.83	3.55		(12,122)	3.15
Vested					(17,785)	3.26
Outstanding at June 30, 2008	279,174	$7.96	3.72	$Nil	20,443	$3.38

Options exercisable	258,731	$7.96	3.14	$Nil	N/A	N/A

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on June 30, 2008 of $1.05 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.

As at June 30, 2008, 258,731 options are exercisable at a weighted average exercise price of $7.96 per share. The stock options expire at various dates from January 12, 2012 to October 31, 2012.

(e)	Share purchase warrants:

As part of the November 2005 Private Placement, 227,265 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors. A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at June 30, 2008 and expire on October 26, 2010. No warrants were exercised in the three and six months ended June 30, 2008.

11 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

7)	SHARE CAPITAL (continued):

(f)	Stock based compensation:

Stock-based compensation recorded for the three and six month periods ended June 30, 2008 is summarized below:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Employee stock-based compensation	$10	$702	$35	$810
Non-employee stock-based compensation	0	116	0	118
Total stock-based compensation	$10	$818	$35	$928

For the three and six month periods ended June 30, 2008 and 2007 this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Nutraceutical research ,development and	$5	$284	$14	$340
support
General and administrative	3	365	14	404
Marketing, sales and product development	2	169	7	184
	$10	$818	$35	$928

At June 30, 2008 there is a balance of $37 of unamortized stock based compensation expense, which will be recognized in future periods as the related options vest.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007
Risk-free interest rate	n/a	4.2%	n/a	4.5%
Expected dividend yield	n/a	0%	n/a	0%
Expected life (years)	n/a	2	n/a	2
Expected volatility	n/a	74%	n/a	91%
Weighted average grant date fair value per option	n/a	$0.27	n/a	$0.36

12 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

7)	SHARE CAPITAL (continued):

(f) Stock based compensation (continued):

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007
Risk-free interest rate	n/a	4.6%	n/a	4.6%
Expected dividend yield	n/a	0%	n/a	0%
Expected life (years)	n/a	4.7	n/a	4.7
Expected volatility	n/a	92%	n/a	92%
Weighted average grant date fair value per option	n/a	$0.52	n/a	$0.52

8)	CAPITAL RISK MANAGEMENT:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprising of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its research activities, to pursue its Nutraceutical commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the six months ended June 30, 2008.

As at June 30, 2008 total managed capital shareholders’ equity was $8,037.

9)	FINANCIAL RISK MANAGEMENT:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk, credit risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

13 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

9)	FINANCIAL RISK MANAGEMENT (continued):

(a) Market risk:

(i) Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

Balances in foreign currencies at June 30, 2008 are as follows:

	US		British
	dollars	Euros	pounds
	(‘000)	(‘000)	(‘000)

Cash and cash equivalents	$428	€90	£35
Accounts receivable	1,002	453	113
Accounts payable and accrued liabilities	(1,379)	(11)	(84)

	$51	€532	£64

The Company’s measurement currency is Canadian dollars however certain of the Company’s revenues and expenses are denominated in US dollars, the European Union Euro (“Euros”), and the Great Britain Pound (“GBP”). Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates. During the six month period ended June 30, 2008 approximately 57% of the Company’s sales were made in US dollars and approximately 49% of expenses were incurred in US dollars. With all other variables held constant, a one percentage point increase in the value of the US dollar relative to the Canadian dollar would have increased net loss by approximately $19 for the six months ended June 30, 2008. During the six month period ended June 30, 2008 approximately 33% of the Company’s sales were made in Euros and an insignificant amount of expenses were incurred in Euros. With all other variables held constant, a one percentage point increase in the value of the Euro relative to the Canadian dollar would have decreased the net loss by approximately $10 for the six months ended June 30, 2008.

14 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

9)	FINANCIAL RISK MANAGEMENT (continued):

(a) Market risk (continued):

(i) Currency risk: (continued)

During the six month period ended June 30, 2008 approximately 10% of the Company’s sales were made in GBP and approximately 5% of expenses were incurred in GBP. With all other variables held constant, a one percentage point increase in the value of the GBP relative to the Canadian dollar would have decreased net loss by an insignificant amount for the six months ended June 30, 2008.

At June 30, 2008, the Company has US dollar denominated accounts payable which are partially offset by US dollar accounts receivable. Foreign exchange gains and losses arising from the revaluation of these balances are included in the net loss. With all other variables held constant, a one percentage point increase in the value of the US dollar relative to the Canadian dollar would have increased the net loss by approximately $4 at June 30, 2008.

At June 30, 2008, the Company has Euro denominated accounts receivable which is partially offset by Euro denominated accounts payable. Foreign exchange gains and losses arising from the revaluation of these balances are included in the net loss. With all other variables held constant, a one percentage point increase in the value of the Euro relative to the Canadian dollar would have decreased the net loss by approximately $4 at June 30, 2008.

At June 30, 2008, the Company has GBP denominated accounts receivable which is partially offset by GBP denominated accounts payable. Foreign exchange gains and losses arising from the revaluation of these balances are included in the net loss. With all other variables held constant, a one percentage point increase in the value of the GBP relative to the Canadian dollar would have decreased the net loss by an insignificant amount at June 30, 2008.

Fluctuations in the US dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

(ii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include bank accounts that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held. A 1% increase in the Government of Canada’s long-term bond rate would decrease the tenure allowance liability by $97.

15 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

9)	FINANCIAL RISK MANAGEMENT (continued):

(b) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable. The Company manages credit risk by maintaining bank accounts with Schedule I banks. Cash and cash equivalents of $2,846 (December 31, 2007 - $5,234) are held with a Canadian chartered bank, an affiliated US bank and a UK bank. The Company's cash is not subject to any external restrictions.

The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

June 30, 2008

Trade accounts receivable	$1,977
Other receivables	227

Total accounts receivable	$2,204

Current	$1,224
Past due for less than:
30 days	631
60 days	67
90 days	(1)
Past due for 90 days or greater	56

Total trade accounts receivable, net	$1,977

Other accounts receivable include amounts for use tax receivable and the current portion of a note receivable and the Company believes that the risk of collection of such receivables is low because government agencies carry low credit risk and personal guarantees are in place for the note receivable.

(c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

16 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

9)	FINANCIAL RISK MANAGEMENT (continued):

(c) Liquidity risk (continued):

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at June 30, 2008:

	Less than	3 - 6	6-12	Greater than
	3 months	months	months	1 year

Accounts payable and accrued liabilities	$2,400	$–	$–	$ –
Tenure allowance	16	16	33	950
	$2,416	$16	$33	$950

10)	SEGMENTED DISCLOSURES:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols. Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the six months ended June 30, 2008, substantially all of the Company’s revenue was generated from four customers.

11)	NET CHANGE IN NON-CASH OPERATING ITEMS:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007
Accounts receivable	$(989)	$368	$(927)	$132
Inventories	(72)	(225)	(17)	(331)
Prepaid expenses and deposits	150	393	12	196
Accounts payable and accrued liabilities	478	(579)	74	(2,117)
Increase/(decrease) in tenure allowance	(8)	6	(14)	(27)
Other	–	–	(2)	–
	$(441)	$(37)	$(874)	$(2,147)

17 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

12)	DISCONTINUED OPERATIONS:

In May 2008, the Company announced its decision to discontinue its pharmaceutical research and development programs and to focus on its nutraceutical operations. Accordingly, all expenses, related to the pharmaceutical research and development programs have been classified as discontinued operations for 2008 and 2007. The company did not generate any revenue from its discontinued pharmaceutical R&D programs.

The following tables reflect our loss from discontinued operations relating to our pharmaceutical research and development programs for the three and six-month periods ended June 30, 2008 and 2007.

Loss from discontinued operations

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Expenses
Pharmaceutical research & development	$594	278	$1,029	995
Pharmaceutical administrative	84	(23)	202	23
Depreciation and amortization	5	5	11	8

Loss from discontinued operations	$683	260	$1,242	1,026

13)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These consolidated interim financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States (“United States GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Material issues that could give rise to differences to these consolidated financial statements are as follows:

(a) Stock-based compensation:

On January 1, 2006 under United States GAAP, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of FASB Statement of Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123R"), using the modified prospective application transition approach.

18 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

13)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(a) Stock-based compensation (continued):

There was no impact of adopting this standard on the accounting for non-employee awards.

Under Canadian GAAP, the Company records stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs.

Under United States GAAP, the Company is required to estimate the number of forfeitures expected in the year. Based on historical experience, forfeitures were estimated based on the preceding two years actual forfeitures, which approximates the actual number of forfeitures incurred. The Company has elected to record the actual number of forfeitures incurred. The Company has determined that the effect of estimated forfeitures upon the adoption on stock compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of SFAS No. 123R, is not material.

(b) Reduction of Stated Share Capital and Deficit:

Under U.S. GAAP, reductions in Stated Share Capital and Accumulated Deficit are not permitted. Under Canadian GAAP, the Stated Share Capital and Deficit was reduced as explained in Note 3.

(c) Convertible debenture:

As described in Note 5, on March 20, 2008, the Company entered into an agreement with a private investor (the "Investor") to reorganize a wholly owned subsidiary company, 3887685 Canada Inc. (formerly known as Forbes Medi-Tech Operations Inc. (“Old Forbes")). Old Forbes issued a convertible debenture of $2,960.

Under U.S. GAAP, debt issued by a consolidated subsidiary that is convertible into that subsidiary's stock is accounted for in accordance with APB 14 as a combined instrument. No portion of the proceeds from the issuance of the convertible debt is attributable to the conversion feature, since the convertible debt was not issued with a beneficial conversion feature. The Company has recorded this convertible debenture for U.S. GAAP purposes at the issue price of $2,960.

Under Canadian GAAP, the convertible debenture is considered to have both a debt and equity component, as described in Note 5.

19 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

13)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(d) Impact of differences:

(i) Consolidated statement of operations and deficit:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Net loss in accordance with Canadian GAAP	$(3,030)	$(3,387)	$(4,686)	$(5,729)
Differences in accounting for accretion of interest on convertible debenture (Note 13(c))	54	–	54	–
Net loss and comprehensive income in
accordance with United States GAAP	(2,976)	(3,387)	(4,632)	(5,729)
Deficit, beginning of period, United States GAAP	(99,573)	(88,576)	(97,917)	(86,234)
Deficit, end of period, United States GAAP	$(102,549)	$(91,963)	$(102,549)	$(91,963)
Weighted average number of shares outstanding (‘000’s of shares)	4,801	4,800	4,801	4,800
Basic and diluted loss per share	$(0.62)	$(0.71)	$(0.96)	$(1.19)

(ii) Consolidated balance sheet:

		June 30, 2008	December 31, 2007
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$10,670	$10,670	$12,052	$12,052
Capital assets	272	272	387	387
Other assets	467	467	512	512

Other current liabilities	2,464	2,464	2,379	3,319
Convertible debenture	2,615	2,960	–	–
Long-term liabilities	950	950	940	940

Shareholders’ equity:
Common shares	2,567	100,064	101,027	100,064
Contributed Surplus	10,309	7,520	9,875	7,485
Deficit	(7,496)	(102,549)	(101,270)	(97,917)

20 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

13)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(e) Accounting changes:

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 entitled “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement method for the recognition of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance related to uncertain tax positions on de-recognition, measurement (according to the more likely than not criterion), classification, interest and penalties, accounting in interim periods and disclosure. The amount of liability for unrecognized tax benefits as of January 1, 2007 and December 31, 2007 was nil.

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties. The Company had no amounts accrued for the payment of interest and penalties as of March 31, 2008 and June 30, 2008.

Tax years ranging from 2001 to 2007 remain subject to examination in Canada, United States, and the United Kingdom.

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (SFAS 157). In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

    Level 1 - Quoted prices in active markets for identical assets or liabilities.

    Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

    Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

21 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

13)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(e) Accounting changes (continued):

In accordance with SFAS 157, as of June 30, 2008, the Company measured on a recurring basis certain other assets of $450 and the current and long term portions of the tenure allowance of $ 1,015 using “Level 2” fair value measurements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 allows the irrevocable election of fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities and other items on an instrument-by-instrument basis. Changes in fair value would be reflected in earnings as they occur. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. For the Company, SFAS 159 is effective as of January 1, 2008. The Company has elected not to apply the fair value option for any of its eligible financial instruments and other items in the current period.

(f) Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”), replacing SFAS No. 141, “Business Combinations”. SFAS 141R revises existing accounting guidance for how an acquirer recognizes and measures in its financial statements the identifiable assets, liabilities, any noncontrolling interests, and goodwill acquired on acquisition of businesses. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company plans to adopt the provisions of SFAS 141R on January 1, 2009. The adoption of SFAS 141R would impact the accounting for business combinations completed by the Company on or after January 1, 2009.

22 / 23

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

13)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(f) Recent accounting pronouncements (continued):

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the treatment of noncontrolling interests in a subsidiary. Noncontrolling interests in a subsidiary will be reported as a component of equity in the consolidated financial statements and any retained noncontrolling equity investment upon deconsolidation of a subsidiary is initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company plans to adopt the provisions of SFAS 160 on January 1, 2009. SFAS 160 is not expected to have a material impact on the company’s results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement 133” (“SFAS 161”). SFAS 161 requires expanded and enhanced disclosure for derivative instruments, including those used in hedging activities. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company plans to adopt the provisions of SFAS 161 on January 1, 2009. The Company is currently assessing the impact of the adoption of SFAS 161 on its consolidated financial statement disclosures.

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP SFAS 142-3”). FSP SFAS 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP SFAS 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The Company plans to adopt the provisions of FSP SFAS 142-3 on January 1, 2009. The Company is currently assessing the impact of the adoption of FSP SFAS 142-3 on its results of operations and financial condition.

23 / 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q2-2008

Second Quarter ended June 30, 2008

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited interim consolidated financial statements for the second quarter ended June 30, 2008 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the six months ended June 30, 2008 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2007 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2007, except for the accounting policy changes effective on January 1, 2008, as disclosed in note 2 to the unaudited consolidated interim financial statements for the six months ended June 30, 2008.  The unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), or any one of them as the context requires.

Forward-Looking Statements and Information

This Management’s Discussion and Analysis contains certain forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such statements and information are based on current assumptions and expectations of our management and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed herein.  These forward-looking statements and information, and certain assumptions, risk factors and uncertainties related to them, are further discussed below under the heading “Forward Looking Statements, Forward Looking Information and Risk Factors That May Affect Future Results” as well as in the Company’s latest Annual Report on Form 20-F, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The Company undertakes no obligation, other than as required by law, to revise any forward-looking statements or information in light of future events.

OVERVIEW

FORBES MEDI-TECH INC.   Forbes is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally.  Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products.

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting one or more chronic diseases. The nutraceuticals category also includes dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

Our strategy and vision is to develop and market a portfolio of nutraceutical products, whether as food and dietary supplement ingredients or as finished products, for the benefit of all those who are interested in helping to maintain their health and prevent future disease by making healthier lifestyle choices.

Our lead product, Reducol™, is a unique blend of phytosterols and phytostanols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees.     Reducol™ represents years of research and development invested by us in the development of a combination of plant sterols and stanols designed to reduce cholesterol when added to certain foods.

In Europe, Reducol™ can now be found in yogurt, yogurt drinks, cheese, margarine, milk and rye bread. Worldwide, Reducol™ can also be found in such items as milk and dietary supplements.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, salad dressings and rye bread.  In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.

In the United States, we have received clearance under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In addition, the U.S. Food and Drug Administration (“FDA”) has issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

As part of our manufacture, distribution and sale of Reducol™ and other phytosterol products, we work with our customers developing Reducol™ product formulations to assist them with potential launches of cholesterol-lowering products.

Historically, the Company has also been involved in pharmaceutical research and development, with a focus over the last 18 months on the development of the FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease.  At the same time, we have continued to pursue the out-licensing of FM-VP4, our novel cholesterol-lowering drug candidate.   However, in May, 2008, we announced a corporate restructuring, as a result of which we have ceased all pharmaceutical development activities based on the early stage of these technologies and the associated development times leading up to drug approvals.  See “Corporate Restructuring” below.   We are currently considering a potential sale of our pharmaceutical business unit.

2008 SIGNIFICANT EVENTS AND OUTLOOK

In February 2008, we re-organized pursuant to our Plan of Arrangement (see “Plan of Arrangement” below).

In March 2008, we announced that Fiave of Italy, one of that country’s premium dairy producers, had launched a yogurt drink containing Reducol™. The launch marked the first brand name product launch in Europe featuring Reducol™.

In April 2008, we announced the extension of our supply and licensing contract with Pharmavite LLC until mid 2009 for the continued sale of Reducol™.

In May 2008 we announced the completion of our Non Dilutive Financing transaction and our corporate restructuring (see “Non Dilutive Financing” and “Corporate Restructuring” below).

In May 2008 we also announced changes in our Board of Directors (see “Board of Directors” below).

In June 2008, we announced that we had regained compliance with Nasdaq’s minimum bid price listing requirement (see “Nasdaq Listing” below).

Plan of Arrangement

On February 14, 2008 at a Special General Meeting, the securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of our corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement").

The Arrangement was approved by the Supreme Court of British Columbia on February 15, 2008.  The Arrangement was designed to allow us to accommodate and capitalize on certain financing opportunities that may arise in the future, such as the   (see “Non-Dilutive Financing” below), and to achieve Nasdaq’s Minimum Bid Price Requirement (see “Nasdaq Listing” below).

On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; and holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. The exercise price for each common share of New Forbes became eight times the exercise price for one existing common share of Old Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". Subsequent to the Arrangement, Old Forbes changed its name from "Forbes Medi-Tech Operations Inc." to "3887685 Canada Inc." The shares of New Forbes began to trade on the TSX and NASDAQ in substitution for the shares of Old Forbes on Monday, March 3, 2008.

The Arrangement affected all shareholders, optionholders and warrantholders uniformly and did not affect any securityholders' existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of 0813361 B.C. Ltd. that could be acquired upon the exercise of an option or a warrant. After giving effect to the reorganization, there were approximately 4,801,491 issued and outstanding common shares of Forbes Medi-Tech Inc., warrants to purchase 259,083 common shares of Forbes Medi-Tech Inc. at a price of US $16.48 per share and options to purchase a total of 354,496 common shares of Forbes Medi-Tech Inc. at prices between $4.24 and $8.00 per share.

Reduction of Stated Capital and Accumulated Deficit

As a condition of implementing the Arrangement, Old Forbes reduced its stated capital and accumulated deficit by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated capital (as amended). After the reduction of the stated capital, Old Forbes’ stated capital was $2,566,525.

Nasdaq Listing

On January 22, 2008 we received a Nasdaq Staff Determination, (the “Staff Determination”) indicating that we failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The Nasdaq Capital Market.  Following a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination and a subsequent extension request, we were afforded until June 30, 2008 to regain compliance with Nasdaq’s Minimum Bid Price Requirement.  We regained compliance on June 17, 2008.

Non-Dilutive Financing

On March 20, 2008, we announced, that as part of our continuing reorganization plan, we entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes (Forbes Medi-Tech Operations Inc., or “FMTO"). As announced on May 12, 2008, the transaction was completed when the Investor made an investment of $2,960 thousand in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, have been transferred to Forbes. The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of FMTO, representing 79% of the issued and outstanding common shares of FMTO at the time of completion of the transaction. .  For further information regarding the debenture, see note 5 to our unaudited interim financial statements for second quarter ended June 30, 2008.  Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Additionally, subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800 thousand (the “Additional Funding”) from these other opportunities within one year of the closing of the transaction.

The transaction has not resulted in any change to our share ownership, our listing on NASDAQ or TSX, the composition of our Board of Directors, management or in any of our relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers.  With effect on the closing date, Forbes acquired from FMTO, all rights to our intellectual property and will continue to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol ™.

Corporate Restructuring

On May 15, 208, we announced a plan to focus exclusively on our revenue-generating nutraceutical business, and to cease all in-house drug development activities.

Under our restructuring plan:

•

We are focusing on our revenue-generating nutraceutical business area, with a mandate to grow Reducol™ and our phytosterol product portfolio while improving profitability and further reducing costs.

•

We have retained core team members and will endeavor to target key merger and/or acquisition opportunities in order to build a strong nutraceutical business base.

•

We have ceased all pharmaceutical development activities based on the early stage of these technologies and the associated development times leading up to drug approvals.

•

We have closed our drug development facility in San Diego, California and reduced our total workforce in effect prior to the restructuring by approximately one-third, affecting employees in the U.S. and Canada.

•

We are currently considering a potential sale of our pharmaceutical business unit.

Board of Directors

At our Annual General Meeting held May 22, 2008, our board of directors was reduced from six to four, with three directors retiring, and a new director, Greg Anderson, elected.  Joe Dunne was appointed Chairman.  Our board now consists of Joe Dunne, Nitin Kaushal, Greg Anderson and Charles Butt.  All directors, other than Mr. Butt, are independent.

REVENUE OUTLOOK

We are forecasting growth in Reducol™ sales and other value added products for 2008 with anticipated sales of $9.75 to $10.5 million, compared to the our reported 2007 revenue of $8.90 million. This revenue guidance is primarily based on the contracted and forecasted tonnage of Reducol™ and other value added products for sale into the functional food and dietary supplement markets.

We have consistently issued revenue guidance in the past in an effort to provide our shareholders with an updated revenue outlook in a timely manner. We caution readers that our revenue guidance is not to be relied upon for any other purpose. The 2008 revenue guidance includes assumptions that the contracted and forecasted amounts will be ordered and shipped as anticipated.

BASIS OF PRESENTATION

Our consolidated interim financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, 3887685 Canada Inc. (formerly Forbes Medi-Tech Operations Inc. (“FMTO")), Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and our 51% joint venture interest in Forbes-Fayrefield.  We account for our interest in Forbes-Fayrefield using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

During the quarter ended June 30, 2008, we announced our decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations. Our Management Discussion and Analysis will focus on the continuing operations, assets and liabilities of Forbes Medi-Tech Inc. and we will present separately the expenses associated with our pharmaceutical research and development programs, assets and liabilities under “Discontinued Operations”. In accordance with CICA Handbook Section 3475, the activities relating to pharmaceutical research and development programs, assets and liabilities at the time of discontinuance have been presented as discontinued operations in the consolidated financial statements ended June 30, 2008 and in the following analysis. Results for the prior year have also been reclassified to reflect this treatment.

Our consolidated interim financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in FMTO. Our consolidated interim financial statements reflect the pre-reorganization historical results of FMTO with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable, which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

Summary:
(‘000’s Cdn$ except per share values and	3 month period	3 month period	6 month period	6 month period
number of shares)	ended	ended	ended	ended
(unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Revenues	$2,735	$2,232	$4,815	$4,345
Expenses	(5,079)	(5,537)	(8,248)	(9,266)
Loss from continuing operations	$(2,344)	$(3,305)	$(3,433)	$(4,921)

Provision for (recovery of) income taxes	3	(178)	11	(218)
Net loss from continuing operations	$(2,347)	$(3,127)	$(3,444)	$(4,703)

Loss from discontinued operations	(683)	(260)	(1,242)	(1,026)

Net loss for the period	$(3,030)	$(3,387)	$(4,686)	$(5,729)

Weighted average number of shares
(‘000’s)	4,801	4,800	4,801	4,800

Loss per share from continuing operations
Basic and diluted	$(0.49)	$(0.65)	$(0.72)	$(0.98)
Loss per share from discontinued
operations
Basic and diluted	(0.14)	(0.06)	(0.26)	(0.21)
Net loss per share
Basic and diluted	$(0.63)	$(0.71)	$(0.98)	$(1.19)

 Net loss for the six-month period ended June 30, 2008 totaled $4.69 million.  As we continue to further widen the distribution of our nutraceutical products, we expect to continue to report future operating losses.

Results of continuing operations

The following table summarizes our results of continuing operations for the periods ended June 30, 2008 and June 30, 2007.

Summary:	3 month period	3 month period	6 month period	6 month period
(‘000’s Cdn$ except per share values)	ended	ended	ended	ended
(unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Revenues	$2,735	$2,232	$4,815	$4,345
Expenses	(5,079)	(5,537)	(8,248)	(9,266)
Income taxes recovery (expense)	(3)	178	(11)	218
Loss from continuing operations	$(2,347)	$(3,127)	$(3,444)	$(4,703)

Loss per share from continuing
operations
Basic and diluted	$(0.49)	$(0.65)	$(0.72)	$(0.98)

Revenues

Revenues from continuing operations for the quarter ended June 30, 2008 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Revenues (summary)	3 month period	3 month period	6 month period	6 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Sales-phytosterol products	$2,461	$1,786	$4,231	$3,339
Sales-finished goods	230	293	489	648
Licensing	-	29	-	57
Phytosterol revenues	2,691	2,108	4,720	4,044
Interest and other	44	124	95	301

Total revenues	$2,735	$2,232	$4,815	$4,345

Total revenues, including interest income, for the three months ended June 30, 2008 were $2.74 million ($2.23 million – three months ended June 30, 2007) and $4.82 million for the six months ended June 30, 2008 ($4.35 million – six months ended June 30, 2007).  This increase was due to the increase in sales of Reducol™ by Forbes.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded sterol esters), sales of finished products containing Reducol™ and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the three months ended June 30, 2008 totaled $2.46 million ($1.79 million - three months June 30, 2007) and $4.23 million for the six months ended June 30, 2008 ($3.34 million – six months June 30, 2007).    This increase was mainly due to a 27 % increase in sales of Reducol™ and other non branded sterol esters by Forbes offset by a decrease in sales reported by Forbes-Fayrefield. Licensing revenues are no longer recorded as the amortization of the previously received license fee received was fully amortized as at June 30, 2007.

Expenses

Total expenses for continuing operations, for the three and six months ended June 30, 2008 and 2007 are presented below:

Expenses (summary)	3 month period	3 month period	6 month period	6 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Cost of sales	$2,167	$2,012	$3,744	$3,614
General & administrative	1,702	1,458	2,951	2,640
Nutraceutical research ,
development and support	544	620	817	1,054
Marketing, sales & product	583	532	941	891
development
Foreign exchange loss / (gain)	64	864	(254)	967
Depreciation & amortization	19	51	49	100

Total expenses	$5,079	$5,537	$8,248	$9,266

Cost of Sales  for the three months ended June 30, 2008 totaled $2.17 million on phytosterol revenues of $2.69 million, or 81% of phytosterol revenues, versus $2.01 million on phytosterol revenues of $2.11 million for the three months ended June 30, 2007, or 95% of phytosterol revenues.  In the three months ended June 30, 2008, we reversed $0.16 million (June 30, 2007 - $0.33 million allowance) of inventory reserves on excess inventories and recognized $0.12 million (June 30, 2007 - $nil) relating to allowances for losses on future year purchase commitments, which is included in Cost of Sales.  Prior to the impact of the valuation allowance in the three months ended June 30, 2008 and the three months ended June 30, 2007, cost of sales as a percentage of phytosterol revenues was 82% compared to 80% respectively.

Cost of Sales for the six months ended June 30, 2008 totaled $3.74 million on phytosterol revenues of $4.72 million, or 79% of phytosterol revenues, versus $3.61 million on phytosterol revenues of $4.04 million for the six months ended June 30, 2007, or 89% of phytosterol revenues.  In the six months ended June 30, 2008 we recognized $0.03 million (June 30, 2007 - $0.47 million) of inventory reserves on excess inventories and reversed $0.15 million (June 30, 2007 - $nil) relating to allowances for losses on future year purchase commitments, which is included in Cost of Sales.  Prior to the impact of the valuation allowance in the six months ended June 30, 2008 and the six months ended June 30, 2007, cost of sales as a percentage of phytosterol revenues was 82% compared to 77% respectively.

Fluctuations in Cost of Sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments (as further described below).

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different.

Excess inventory remains saleable. Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs.

General and administrative expenditures (“G&A”) totaled $1.70 million for the three months ended June 30, 2008 vs. $1.46 million for the three months ended June 30, 2007.  G&A expenses for the six months ended June 30, 2008 totaled $2.95 million compared with $2.64 million for the same period in 2007. The increase is primarily attributable to an increase in professional fees incurred to secure the non dilutive financing and an increase in professional fees and filing fees associated with the Nasdaq hearing.  Allocation of stock based compensation to G&A was insignificant in the three months ended June 30, 2008 (June 30, 2007 - $0.37 million) Allocation of stock based compensation to G&A was $0.01 million in the six months ended June 30, 2008 (June 30, 2007 - $0.40 million).

Related party transactions included in G&A professional services for the three and six month periods ended June 30, 2008 were payments for legal services of $27 thousand and $54 thousand respectively (three and six month periods ended June 30, 2007 - $54 thousand and $108 thousand respectively) made to Cawkell Brodie Glaister, LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Nutraceutical research, development and support expenses for the three months ended June 30, 2008 totaled $0.54 million compared with $0.62 million for the same period in 2007.  Nutraceutical research, development and support expenses for the six months ended June 30, 2008 totaled $0.82 million compared with $1.05 million for the same period in 2007. Nutraceutical research, development and support expenditures prior to the allocation of stock based compensation increased primarily due to severance pay offset by reduced clinical work.  Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

The increase in Nutraceutical research costs to $0.26 million in the three months ended June 30, 2008 compared with $0.08 million for June 30, 2007, is mainly attributable to severance costs. Patent and regulatory related costs were $0.28 million in the three months ended June 30, 2008 (June 30, 2007 - $0.25 million). Allocation of stock based compensation to Nutraceutical research, development and support was insignificant in the three months ended June 30, 2008 (June 30, 2007 - $0.25 million). The increase in Nutraceutical research costs to $0.34 million in the six months ended June 30, 2008 compared with $0.08 million for June 30, 2007, is mainly attributable to severance costs associated with the Company’s restructuring in May, 2008,. Patent and regulatory related costs were $0.46 million in the six months ended June 30, 2008 (June 30, 2007 - $0.46 million). Allocation of stock based compensation to R&D was $0.01 million in the six months ended June 30, 2008 (June 30, 2007 - $0.34 million).

Marketing, sales & product development (“Marketing”) totaled $0.58 million for the three months ended June 30, 2008 compared with $0.53 million in the same period last year.  Marketing expenses for the six months ended June 30, 2008 totaled $0.94 million compared with $0.89 million for the six months ended June 30, 2007. The increase is primarily attributable to severance costs offset by a reduction in promotional material, product samples and travel.

Allocation of stock based compensation to Marketing was insignificant in the quarter ended June 30, 2008 (June 30, 2007 - $0.17 million).  Allocation of stock based compensation to Marketing was $0.01 million in the six months ended June 30, 2008 (June 30, 2007 - $0.18 million).

Foreign exchange losses totaled $0.06 million for the three months ended June 30, 2008 compared with $0.86 million in the same period last year.  Of the Foreign exchange losses for the three months ended June 30, 2008, $0.05 million (2007-$0.91 million) is attributable to unrealized foreign exchange loss and $0.01 million foreign exchange loss ($0.05 million foreign gain) relates to realized foreign exchange.

The foreign exchange gain for the six months ended June 30, 2008 totaled $0.25 million compared with a foreign exchange loss of $0.97 million for the six months ended June 30, 2007.  Of the Foreign exchange gain for the six months ended June 30, 2008, $0.29 million (2007-$0.71 million foreign exchange loss) is attributable to unrealized foreign exchange and $0.04 million relates to realized exchange losses (2007-$0.25 million).

The unrealized Foreign exchange losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock-based compensation expense totaled $0.01 million for the second quarter of 2008 compared with $0.82 million in the same period last year.  Of the $0.01 million of stock-based compensation expense, $0.01 million relates to employee and an insignificant amount to non-employee option grants, compared to $0.70 million relating to employee and $0.12 million to non-employee option grants in the second quarter 2007.

For the three and six month periods ended June 30, 2008 and 2007 this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation	3 month period	3 month period	6 month period	6 month period
(summary)	ended	ended	ended	ended
(‘000’s Cdn$)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
(unaudited)

Research and development	$5	$284	$14	$340
General and administrative	3	365	14	404
Marketing, sales and product development	2	169	7	184
	$10	$818	$35	$928

DISCONTINUED OPERATIONS

In May 2008, the Company announced its decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations. Accordingly, all expenses, assets and liabilities related to the pharmaceutical research and development programs have been classified as discontinued operations for 2008 and 2007.

The following tables reflect our loss from discontinued operations relating to our pharmaceutical research and development programs for the three and six-month periods ended June 30, 2008 and 2007.

Loss from discontinued operations	3 month period	3 month period	6 month period	6 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Expenses
Pharmaceutical research & development	$594	$278	$1,029	$995
Pharmaceutical administrative	84	(23)	202	23
Depreciation and amortization	5	5	11	8

Loss from discontinued operations	$683	$260	$1,242	$1,026

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

Forbes-Fayrefield has a € 300,000 line of credit to support its operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 4.0%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at June 30, 2008, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

The company does not have any loan commitments, capital leases or guarantees.

LIQUIDITY AND CAPITAL RESOURCES:

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

As at June 30, 2008, our net cash and cash equivalents were $2.85 million compared with $5.23 million as at December 31, 2007.  Our working capital at June 30, 2008 was $5.59 million compared with $9.67 million at December 31, 2007.  The decrease in cash and working capital in the six months ended June 30, 2008 was mainly attributable to funding the loss from operations, offset by the proceeds of the non-dilutive financing.

During the three months ended June 30, 2008, we used $3.32 million of cash for continuing operations compared with $2.58 million of cash used in the three months ended June 30, 2007.  Net cash used in operations for each of the second quarter of 2008 and the second quarter of 2007 was primarily a result of the net loss for the period adjusted for non-cash expenses.

During the six months ended June 30, 2008, we used $5.34 million of cash for operations, primarily due to the operating loss adjusted for non-cash expenses, and increases in non-cash operating assets, primarily accounts receivable, compared with $6.90 million used for operations during the six months ended June 30, 2007, primarily resulting from the net loss adjusted for non cash expenses, and decreases in non cash operating liabilities, primarily accounts payable and accrued liabilities.

Investing activities in the three months ended June 30, 2008 and 2007 were insignificant. Investing activities for the six months ended June 30, 2008 and 2007 were insignificant.

Financing activities for the three months ended June 30, 2008 contributed $2.96 million, proceeds from the Convertible debenture, compared with an insignificant amount for the three months ended June 30, 2007.

Financing activities for the six months ended June 30, 2008 contributed $2.96 million, proceeds from the Convertible debenture, compared with an insignificant amount for the six months ended June 30, 2007.

As a result of our restructuring in May, 2008, we are now of the view that our capital resources will be sufficient to finance operations into the fourth quarter of 2009.   This view is based on a number of factors and assumptions including: the assumption that our expenditures will not exceed those currently planned and in particular, we will not incur any unanticipated expenses; our revenue will meet or exceed our expectations, which include a projected 20% increase in 2009 revenues based on initial 2009 customer forecasts;  we will sell our excess inventories at currently projected prices, which are based on current market prices and the assumption that such prices will not significantly decrease; and the anticipated receipt of the $800,000 Additional Funding within the next year.

We have no external sources of liquidity such as lines of credit (excluding the line of credit in the Forbes-Fayrefield joint venture, which is restricted to use by that entity).  At the present time we consider that it will be necessary to conclude one or more debt or equity financings before the fourth quarter of 2009 to be able to continue with our existing business plan.  The current market for both debt and equity financings for companies such as ours is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms, or at all.  Any equity financing at current market prices is anticipated to cause substantial dilution to our existing shareholders. Failure to obtain financing on a timely basis would have a material adverse effect on our business and our ability to continue.   We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in our nutraceutical projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.  In addition, while we are currently considering a potential sale of our pharmaceutical business unit, there can be no assurance that any sale or other disposition will be achieved or if achieved, that we will receive significant consideration therefrom.  We expect that any such sale or other disposition will not replace the need for further funding.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

FINANCIAL INSTRUMENTS

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and approximate fair value due to their short terms to maturity.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest. The carrying value of the Convertible debenture is equal to its fair value being the present value of future payments discounted at a 15 % rate of interest.

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share
amounts)		2008				2007		2006
(unaudited)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$2.7	$2.1	$2.7	$2.4	$2.2	$2.1	$2.7	$1.8
Loss from continuing operations	(2.3)	(1.1)	(2.2)	(2.8)	(3.3)	(1.6)	(2.5)	(2.2)
Loss from discontinued
operations	(0.7)	(0.6)	(0.3)	(0.4)	(0.3)	(0.8)	(2.5)	(1.3)
Gain from disposal of
discontinued operations	–	–	–	–	–	–	0.4	–

Net loss for period	$(3.0)	$(1.7)	$(2.5)	$(3.2)	$(3.6)	$(2.4)	$(4.6)	$(3.5)

Loss per share from continuing
operations
Basic and diluted	$(0.49)	$(0.23)	$(0.48)	$(0.58)	$(0.65)	$(0.33)	$(0.52)	$(0.47)
Loss per share from
discontinued operations
Basic and diluted	(0.14)	(0.12)	(0.08)	(0.07)	(0.06)	(0.16)	(0.52)	(0.26)
Gain per share from disposal of
discontinued operations
Basic and diluted	–	–	–	–	–	–	0.08	–
Net loss per share
Basic and diluted	$(0.63)	$(0.35)	$(0.56)	$(0.65)	$(0.71)	$(0.49)	$(0.96)	$(0.73)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™ and also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™. We expect that revenues will continue to fluctuate from quarter to quarter, depending on customer needs.

The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

In Q2/2008 we incurred $ 0.50 million of costs, primarily severance pay, associated with our corporate restructuring announced in May, 2008. In addition, we incurred $0.47 million of costs associated with securing our Non–dilutive financing which closed in May, 2008.

Included in the loss from continuing operations are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The figures included are as follows, Q3/2006 - $0.30 million, Q4/2006- $0.16 million, Q1/2007 - $0.11 million, Q2/2007 - $0.82 million, Q3/2007 – $0.01 million, Q4/2007 - $0.02 million, Q1/2008 - $0.03 million and Q2/2008 - $0.01 million.  The fluctuations in these values are dependent upon our stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period. The increase in loss from continuing operations from Q1/2007 to Q2/2007 primarily results from increased stock option compensation expense

Also included in our operating results are write-downs and reversals of write-downs attributable the net realizable value of inventory as follows:  Q4/2006 $0.35 million write-down, Q1/2007 $0.14 million write-down, Q2/2007 $0.33 million write-down, Q3/2007 $0.49 million write-down, Q4/2007 $0.86 million reversal of write-down, Q1/08 $0.19 million write-down, and Q2/08 $0.16 million reversal of write-down.  Also included in the operating results are provisions and reversals of provisions for losses attributable to future inventory purchase commitments as follows: Q3/2007 $0.44 million provision, Q4/2007 $0.05 million reversal of provision, Q1/2008 $0.27 million reversal of provision, and Q2/08 $0.12 million increase of provision.

In Q4/2007 we recognized an impairment charge for goodwill, intellectual property and capital assets of $0.76 million and a reversal of a tax liability provision of $0.50 million.

In addition, there were foreign exchange gains and losses as follows:  Q3/2006 $0.02 million gain, Q4/2006 $0.71 million gain, Q1/2007 $0.10 million loss, Q2/2007 $0.86 million loss, Q3/2007- $0.50 million loss, Q4/2007- $0.03 million gain, Q1/2008- $0.32 million gain, and Q2/2008 - $0.06 million loss.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our unaudited interim consolidated financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory valuation, property, capital assets, intangible assets, goodwill and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

The unaudited interim consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited annual consolidated financial statements for the year ended December 31, 2007, except for the accounting policy changes effective on January 1, 2008 as follows.

Effective on January 1, 2008, we adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures (Section 1535), Section 3031, Inventories (Section 3031), Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the Company has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 8 of the June 30, 2008 unaudited interim consolidated financial statements.

Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. The measurement changes include the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  This accounting standard was applied retrospectively; however, there were no material impacts on prior period financial statements requiring restatement by adopting the new standard. The additional disclosure requirements are contained in note 4 of the June 30, 2008 unaudited interim consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages these risks. Disclosure requirements pertaining to Section 3862 are contained in note 9 of the June 30, 2008 unaudited interim consolidated financial statements.

Adoption of Section 3863 had no impact on the Company’s financial instrument related presentation disclosure.

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of our consolidated financial statements. Selection of policies requires Management’s subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2007 should be read in conjunction with this Management Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. License fees are deferred and amortized over the life of the relevant agreements.

Inventories  Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using average cost. Inventory is reviewed on a product-by-product basis, and any valuation allowances are written off or reversed to cost of sales.

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, changes to provisions for obsolescence and valuation may be necessary. In the three months ended June 30, 2008, we reversed $0.16 million (June 30, 2007 - $0.33 million allowance) of inventory write-downs. In the six months ended June 30, 2008, we recognized $0.03 million (June 30, 2007 - $0.47 million) of inventory write-downs.

In addition, in the three months ended June 30, 2008, we recognized $0.12 million (June 30, 2007 -$nil) in cost of sales as a result of a change in provision related to future purchase commitments for inventory and in the six months ended June 30, 2008, $0.15 million (June 30, 2007 -$nil) was reversed from cost of sales as a result of a change in provision related to future purchase commitments for inventory

Accrued liabilities  We engage a number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, we request and verify the accruals with statements from known, significant vendors and reconcile invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates of costs incurred to the end of the reporting period.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on a maximum up to two years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of our common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option’s exercise price and expected annual dividend rate at the time of grant. We have not paid dividends in the past, nor have any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of August 11, 2008 was 4,801,491 and has not changed from June 30, 2008.

On June 29, 2007, our new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”), was implemented.  The New Plan was initially approved by our Board of Directors on April 12, 2007 and was also approved by shareholders at our Annual General and Special Meeting held May 17, 2007.  The New Plan replaces our Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan.  The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate.  Under the New Plan, the number of common shares which may be made subject to option at any time is up to 10% of the Company’s outstanding shares at such time.  Concurrently with the implementation of the New Plan, a number of options under the Old Plan with exercise prices of more than $8.00 were replaced with a lesser number of options under the New Plan, such new options each having an exercise price of $8.00 and an expiry date of March 31, 2012.  Options under the Old Plan having exercise prices of $8.00 or less remain in effect under the New Plan unamended.

The number of options outstanding under our New Plan as of August 11, 2008 was 276,975 and has decreased by 2,199 since June 30, 2008 due to the forfeiture of 2,199 options.  These options entitle the holders to purchase a total of 276,975 common shares at varying prices and have varying expiry dates.

In addition, at August 11, 2008, we had 259,083 warrants outstanding of which entitled the holders to purchase up to 259,091 common shares at a price of US$16.48 per share (expiring on October 26, 2010).  All such warrants may be exercised on a cashless basis at the option of the holder.

Also, we may be required to issue to the University of British Columbia (“UBC”) 3,125 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.

Since 1998, we have had a Shareholder Rights Plan in place pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.   On April 22, 2008 our Board of Directors amended and restated the Plan in order to take into account the terms of similar plans approved by shareholders of other Canadian public companies and the expectations of major investors. Shareholders approved the amended and restated Plan at the May 17, 2008 Annual General & Special Meeting.

Finally, we may be required to issue additional common shares pursuant to our acquisition in 2006 of Forbes Medi-Tech (Research) Inc. (formerly TheraPei Pharmaceuticals, Inc.).  Future consideration payable by us for the acquisition will consist of milestone payments, licensing revenue and/or royalties.  Our former Chief Scientific Officer, Dr. John Nestor, was the majority shareholder of TheraPei (87%) and as such, will receive approximately 87% of the acquisition consideration.  All consideration will be paid as to a minimum of 80% in our common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. We may elect to pay cash in lieu of the issuance of shares in certain circumstances.

FORWARD LOOKING STATEMENTS, FORWARD LOOKING INFORMATION

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws.  All such statements and information are made and given pursuant to the “safe harbor” provisions of applicable securities legislation.   Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services, research & development, the supply of services and raw materials, and manufacturing and distribution; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking statements and information can be identified by the use of forward-looking terminology, such as “strategy”, “vision”, “to develop”, “target”, “intended”, “pursue”, “continuing”, “focus”, “potential”, “will be”, “forecast”, “2008”, “2009”,  “opportunities”, “forward”, “believe”, “anticipated”, “objective”, “seeking”, “expecting”, “expects”, “planned”,  “working on”, “ongoing”, “potential”, “capital outlook”, “revenue outlook”, “next”,  “projected” and similar expressions or variations thereon, by reference to future dates or events, or by referencing that events or conditions “will,” “may,” “could” or “should” occur. Forward-looking statements and information include financial outlooks, including management’s outlook regarding the sufficiency of our capital resources (see “Capital Resources Outlook” above). These financial outlooks are provided for information purposes only, to assist in explaining management’s view of our financial condition and future prospects, and are not to be relied upon for any other purpose.  Forward-looking statements and information are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information, except as required by law.

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements and information. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds  We will need to obtain additional financing.  As stated above, we believe our capital resources are adequate to fund operations into the fourth quarter of fiscal 2009, based on the assumptions and factors set out above.  See "Liquidity and Capital Resources." There can be no assurance that such assumptions and factors will be realized or met, and in particular, we may not be able to achieve our forecasted sales and revenue guidance for 2008 and may not be able to realize our anticipated 20% increase, or any increase, in such revenue in 2009 and such revenue could in fact decrease; we may not be able to sell our excess inventories at anticipated prices or at all; we may not receive the $800,000 Additional Funding at all or may receive substantially less than such amount; and we may not be able to control our expenses and may need to incur unanticipated expenses, and such unanticipated expenses could be material. In order to continue operations through and beyond the fourth quarter 2009, and to minimize risks to our operations in the meantime should any of our assumptions fail to be realized we will need to obtain additional financing.  The current market for both debt and equity financings for companies such as ours is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms, or at all. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  Failure to obtain additional financing on a timely basis would have a material adverse effect on our business and our ability to continue.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in our nutraceutical projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.  In addition, while we are currently considering a potential sale of our pharmaceutical business unit, there can be no assurance that any sale or other disposition will be achieved or if achieved, that we will receive significant consideration therefrom.  We expect that any such sale or other disposition will not replace the need for further funding.

•

The Company has a History of Losses   For the six months ended June 30, 2008 we reported a net loss of $4.69 million. The Company has not, since inception, reported year-end earnings.  We anticipate that we will continue to incur significant losses during fiscal 2008 and 2009 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our existing or potential customers’ recently launched products or products currently under development will be commercially successful, which if not, would have an adverse effect on our business.

•

Dependence Upon a Few Customers and Products  We expect that most of our revenue for 2008 and 2009 will be earned from sales to a few customers.  Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations. There can be no assurance that any forecasts provided to us by our customers will be realized or filled, which would negatively effect our revenues and such negative effect could be material.

•

Development and Commercialization of Nutraceutical Products  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing Reducol™ and other phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the emerging nutraceutical industry which is highly speculative in nature.  Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

▪

inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell our products

▪

costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

▪

unacceptability of the products in the market place

▪

inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products or  commercialization obstacles imposed by patents held by third parties

▪

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us

▪

the risk of obsolescence of our technology

▪

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

•

Competition  We have a number of competitors, some of whom are better able to commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses.  In the nutraceutical area, we face competition from a number of parties, including Cognis, Raisio and Unilever. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•

Risks Related to Strategic Relationships and Supply Sources  We are dependent upon strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers. The breakdown of these relationships may have a negative effect our future revenues and business, and such negatibe effect could be material.

•

Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as uncertainty of the future demand for our products, uncertainty whether we will be able to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of our products as set out above.  There can be no assurance that our forecasted sales for the current fiscal year will be achieved, that our excess inventories can be sold at anticipated prices or at all or that we will realize any particular level of revenue or sales in 2008 or 2009. There can be no assurance that any of our customer forecasts will be met. See "Need for Additional Funds" above.

•

Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.  See also Note 9 to our unaudited financial statements for the three month period ended June 30, 2008.

•

Need for Growth  We intend to expand our sales of Reducol™ and other value-added sterols over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

•

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

•

Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

•

Political and Economic Risks  We conduct business in foreign countries and are seeking business opportunities worldwide.  In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States and to import our products into a number of countries. Changes in government, economic and political policies may adversely affect our business and operating results.

•

Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations.  There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, which may exceed our resources.

•

Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

•

Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of companies such as ours have historically been highly volatile, and the market for our common shares has, from time to time, experienced significant price and volume fluctuations. Our common share price has been, and is likely to continue to be, volatile.

•

Stock Exchange Minimum Listing Requirements  Our Common Shares are currently listed on the Toronto Stock Exchange and the Nasdaq Capital Market.  We have had extensive periods where we have failed to meet Nasdaq’s minimum bid price listing requirement and have needed, and been granted, additional time beyond Nasdaq’s regular time limits to regain compliance with such requirement. There can be no assurance that we will continue to meet all minimum listing requirements of either the Nasdaq Capital Market or the Toronto Stock Exchange or that if we do not, that we will be afforded additional time within which to do so.  De-listing of our shares from any securities exchange could have a negative effect on the liquidity of our shares, a negative effect on our ability to raise further financing, and potentially a negative effect on the ability of certain shareholders to trade in our shares.

•

Anti-Takeover Provisions  We have adopted a Shareholder Rights Plan. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of us without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our Common Shares.

•

Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and our failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.

•

Risks Related to Legal Proceedings  Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.

•

Directors’ and Officers’ Indemnity  We have entered into agreements pursuant to which we will indemnify our directors and officers in the event that certain claims are made against them.  If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

•

Adherence to Time Frames  We set goals and make public statements regarding our expected timing of meeting our objectives, such as the identification of lead compounds. The actual timing of these forward looking events can vary dramatically due to a number of factors, including other risk factors identified herein.  There can be no assurance that our objectives will be met within the time lines we expect or at all.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation, other than as required by law, to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

August 11, 2008

Form 52-109F2 Certification of Interim Filings

I, Charles Butt, President and Chief Executive Officer of Forbes Medi-Tech Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 11, 2008

             “Charles Butt”

Charles A. Butt

President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 11, 2008

           “David Goold”

David Goold

Chief Financial Officer